Exhibit 99.1
FCA EGM Approves Separation of Ferrari

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today that the resolution proposed to shareholders at the Company’s Extraordinary General Meeting of Shareholders (“EGM”) held today in Amsterdam was passed.
The EGM approved a demerger pursuant to which FCA will transfer all of the shares held by it in Ferrari N.V. to FE Interim B.V., a newly-formed Dutch company, and FE Interim B.V. will issue shares to FCA’s shareholders (“Demerger”). The Demerger is part of a series of transactions that will be carried out to separate FCA’s ownership interest in Ferrari N.V. and distribute that ownership interest to holders of FCA shares and mandatory convertible securities. Those transactions are expected to be carried out in early January 2016.
Details of the resolutions submitted to the EGM are available on the Company’s corporate website at www.fcagroup.com.
London, 3 December 2015

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
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Email: mediarelations@fcagroup.com
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